ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 22, 2013 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	45,273,199

Total outstanding Shares as at Record Date	99,688,010

Total % of Shares Voted	45.41%

	MATTERS VOTED UPON	VOTING RESULTS

1.	Fix the Number of Directors	Passed on vote by show of hands

To fix the number of directors at seven.

Outcome: The number of directors was fixed at seven.

2.	Election of Directors	Votes by Ballot in Favour	Votes by Ballot Withheld

To elect the following nominees as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:

	Ricardo M. Campoy	32,230,890 (96.55%)	1,151,340 (3.45%)
	Bradford J. Cooke	32,090,600 (96.13%)	1,291,630 (3.87%)
	Geoffrey A. Handley	32,215,936 (96.51%)	1,166,294 (3.49%)
	Rex J. McLennan	32,967,389 (98.76%)	414,841 (1.24%)
	Kenneth Pickering	32,721,736 (98.02%)	660,494 (1.98%)
	Mario D. Szotlender	19,893,981 (59.59%)	13,488,249 (40.41%)
	Godfrey J. Walton	32,639,598 (97.78%)	742,632 (2.22%)

Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.

3.	Appointment of Auditor	Passed on vote by show of hands

To appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year.

Outcome: KPMG LLP, Chartered Accountants, was appointed auditor of the Company until the Company’s next Annual General Meeting.

4.	Auditor’s Remuneration	Passed on vote by show of hands

To authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year.

Outcome: The directors of the Company were authorized to fix the auditor’s remuneration.

5.	Approval, ratification and confirmation of the Company’s Advance Notice Policy	Votes by Ballot in Favour	Votes by Ballot Against

	To approve, ratify and confirm the Company’s Advance Notice Policy for nomination of directors.	33,215,604 (99.50%)	166,626 (0.50%)

Outcome: The Company’s Advance Notice Policy was approved, ratified, confirmed and approved by the shareholders of the Company.